Filed by HBT Financial, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NXT Bancorporation, Inc.

(File No. 001-39085)

Set forth below is a copy of HBT Financial, Inc.’s presentation with respect to its results for the second quarter ended June 30, 2021 to be used from time to time during meetings with members of the investment community

S T R I C T L Y P R I V A T E A N D C O N F I D E N T I A L HBTFinancial,Inc. J u l y2 6 ,2021 Q2 2021 Results Presentation

Forward-Looking Statements Certain statements contained in this presentation are forward-looking statements. Forward-looking statements may include statements relating to our future plans, strategies and expectations, as well as the economic impact of COVID-19 and the related impacts on our future financial results and statements about our near-term outlook, including near-term loan growth, net interest margin, provision for loan losses, service charges on deposit accounts, mortgage banking profits, wealth management fees, expenses, asset quality, capital levels and continued earnings, and about the potential acquisition of NXT and NXT Bank. Forward looking statements are generally identifiable by use of the words ‘‘believe,’’ “may,” “will,” “should,” “could,” “expect,” “estimate,” “intend,” “anticipate,” “project,” “plan” or similar expressions. Forward looking statements are frequently based on assumptions that may or may not materialize and are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that could cause actual results to differ materially from the results anticipated or projected and which could materially and adversely affect our operating results, financial condition or prospects include, but are not limited to: the severity, magnitude and duration of the COVID-19 pandemic; the direct and indirect impacts of the COVID-19 pandemic and governmental responses to the pandemic on our operations and our customers’ businesses; the disruption of global, national, state and local economies associated with the COVID-19 pandemic, which could affect our capital levels and earnings, impair the ability of our borrowers to repay outstanding loans, impair collateral values and further increase our allowance for credit losses; our asset quality and any loan charge-offs; the composition of our loan portfolio; time and effort necessary to resolve nonperforming assets; environmental liability associated with our lending activities; the effects of the current low interest rate environment or changes in interest rates on our net interest income, net interest margin, our investments, and our loan originations, and our modelling estimates relating to interest rate changes; our access to sources of liquidity and capital to address our liquidity needs; our inability to receive dividends from the chartered bank we own (the “Bank”), pay dividends to our common stockholders or satisfy obligations as they become due; the effects of problems encountered by other financial institutions; our ability to achieve organic loan and deposit growth and the composition of such growth; risks relating to the potential acquisition of NXT, including the possibility that shareholders of NXT may not approve the merger agreement, that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; the ultimate timing, outcome and results of integrating the operations of NXT into those of HBT; the effects of the merger in HBT’s future financial condition, results of operations, strategy and plans; our ability to attract and retain skilled employees or changes in our management personnel; any failure or interruption of our information and communications systems; our ability to identify and address cybersecurity risks; the effects of the failure of any component of our business infrastructure provided by a third party; our ability to keep pace with technological changes; our ability to successfully develop and commercialize new or enhanced products and services; current and future business, economic and market conditions in the United States generally or in Illinois in particular; the geographic concentration of our operations in the State of Illinois; our ability to effectively compete with other financial services companies and the effects of competition in the financial services industry on our business; our ability to attract and retain customer deposits; our ability to maintain the Bank’s reputation; possible impairment of our goodwill and other intangible assets; the impact of, and changes in applicable laws, regulations and accounting standards and policies; our prior status as an “S Corporation” under the applicable provisions of the Internal Revenue Code of 1986, as amended; possible changes in trade, monetary and fiscal policies of, and other activities undertaken by, governments, agencies, central banks and similar organizations; the effectiveness of our risk management and internal disclosure controls and procedures; market perceptions associated with certain aspects of our business; the one-time and incremental costs of operating as a standalone public company; our ability to meet our obligations as a public company, including our obligations under Section 404 of Sarbanes-Oxley; and damage to our reputation from any of the factors described above or elsewhere in this presentation. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. We do not undertake any obligation to update any forward-looking statement in the future, or to reflect circumstances and events that occur after the date on which the forward-looking statement was made. Non-GAAP Financial Measures This presentation includes certain non-GAAP financial measures. While HBT Financial, Inc. (“HBT” or the “Company”) believes these are useful measures for investors, they are not presented in accordance with GAAP. You should not consider non-GAAP measures in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Because not all companies use identical calculations, the presentation herein of non-GAAP financial measures may not be comparable to other similarly titled measures of other companies. Tax equivalent adjustments assume a federal tax rate of 21% and state income tax rate of 9.50% during the three months ended June 30, 2021, March 31, 2021, December 31, 2020, September 30, 2020, June 30, 2020, and March 31, 2020, the six months ended June 30, 2021, and the years ended December 31, 2020, 2019 and 2018, and a federal tax rate of 35% and state income tax rate of 8.63% for the year ended December 31, 2017. For a reconciliation of the non-GAAP measures we use to the most comparable GAAP measures, see the Appendix to this presentation. 1

Important Information and Where to Find It In connection with the proposed acquisition of NXT, HBT and NXT intend to file materials with the SEC, including a Registration Statement on Form S-4 of HBT that will include a joint proxy statement/prospectus of HBT and NXT. After the Registration Statement is declared effective by the SEC, HBT and NXT intend to mail a definitive proxy statement/prospectus to the shareholders of NXT. This press release is not a substitute for the joint proxy statement/prospectus or the Registration Statement or for any other document that HBT or NXT may file with the SEC and send to NXT’s shareholders in connection with the proposed transaction. NXT’S SHAREHOLDERS ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT, AS MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY HBT WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HBT, NXT, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS. Investors will be able to obtain free copies of the Registration Statement and joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by HBT with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by HBT will be available free of charge from HBT’s website at https://ir.hbtfinancial.com or by contacting HBT’s Investor Relations Department at HBTIR@hbtbank.com. Participants in the Proxy Solicitation HBT, NXT and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from NXT’s shareholders in connection with the proposed transaction. Information regarding the executive officers and directors of HBT is included in its definitive proxy statement for its 2021 annual meeting filed with the SEC on April 7, 2021. Information regarding the executive officers and directors of NXT and additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above. No Offer or Solicitation This presentation does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed acquisition of NXT or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. 2

Q2 2021 highlights ◼ Net income of $13.7 million, or $0.50 per diluted share; return on average assets (ROAA) of 1.40%; and return on average tangible common equity (ROATCE)(1) of 16.22% Maintained strong profitability ◼ Adjusted net income(1) of $14.2 million; or $0.52 per diluted share, adjusted ROAA(1) of 1.45%; and adjusted ROATCE(1) of 16.76% ◼ Nonperforming loans totaled $7.4 million, or 0.34% of total loans, compared with $9.1 million, or 0.40% of total loans, at Q1 2021, and $14.0 million, or 0.61% of total loans, at Q2 2020 Prioritized safety and soundness ◼ COVID-19 related loan modifications of $3.0 million (0.1% of total loans) decreased from $16.7 million (0.7% of total loans) at Q1 2021 ◼ Recorded net charge-offs of $90 thousand (0.02% of average loans on an annualized basis) ◼ Total assets increased $89 million, or 2%, from Q1 2021 driven by deposit growth that was primarily invested in securities and cash Continued disciplined growth ◼ Total deposits increased $69 million, or 2%, from Q1 2021 and the cost of total deposits declined 1 basis point to just 0.07% ◼ Loans-to-deposits ratio declined to 62.8% compared to 67.7% at Q1 2021 ◼ Continued to place the health of customers and employees first by maintaining enhanced cleaning protocols and other safety measures at all locations Upheld Midwestern values ◼ Continued supporting clients with PPP loans 1 See "Non-GAAP Reconciliations" below for reconciliation of non-GAAP financial measures to their most closely comparable GAAP financial measures. 3

Company snapshot

Overview

- ✓ Company incorporated in 1982 from base of family-owned banks and completed its IPO in October 2019
- ✓ Headquartered in Bloomington, IL, with operations in Central Illinois and the Chicago MSA
- ✓ Leading market position in majority of core mid-sized markets in Central Illinois
- ✓ Strong deposit franchise with 7bps cost of deposits, 99% core deposits[2]
- ✓ Conservative credit culture, with 4bps NCOs / loans during the year ended December 31, 2020 and (2)bps NCOs in 1H 2021
- ✓ High profitability sustained through cycles

Loan composition



Municipal, consumer & other 6%
C&I 15%
Commercial
CRE–Owner occupied 10%
Agricultural & farm land 11%
CRE–Non-owner occupied 25%
Commercial Real Estate
C&D 9%
Multi-family 10%
1-4 Family residential 14%

Deposit composition



Time 8%
Noninterest-bearing demand 29%
Interest-bearing demand 30%
Money Market 15%
Savings 18%

Financial highlights ($mm)

As of or for the period ended		2018	2019	2020	1H21
Balance sheet	Total assets	$3,250	$3,245	$3,667	$3,954
	Total gross loans, HFI[1]	2,144	2,164	2,247	2,152
	Total deposits	2,796	2,777	3,131	3,425
	% Core deposits[2]	98.7%	98.4%	99.1%	99.3%
	Loans-to-deposits	76.7%	77.9%	71.8%	62.8%
Key performance indicators	Adjusted ROAA[4]	1.55%	1.78%	1.15%	1.48%
	Adjusted ROATCE[4]	16.7%	18.3%	12.3%	16.8%
	Cost of deposits	0.21%	0.29%	0.14%	0.08%
	NIM[5]	4.25%	4.38%	3.60%	3.25%
	Yield on loans	5.35%	5.51%	4.69%	4.60%
	Efficiency ratio[5]	54.3%	53.1%	58.9%	55.6%
Credit & capital	NCOs / loans	0.23%	0.07%	0.04%	(0.02)%
	Originated NCOs / loans[3]	0.17%	0.04%	0.02%	(0.05)%
	NPLs / gross loans	0.74%	0.88%	0.44%	0.34%
	Originated NPLs / loans[3]	0.54%	0.54%	0.14%	0.24%
	NPAs / Loans + OREO	1.18%	1.11%	0.63%	0.70%
	Originated NPAs / Loans + OREO	0.61%	0.59%	0.17%	0.28%
	CET1 (%)	12.7%	12.2%	13.1%	14.3%

Note: Financial data as of and for the three months ended June 30, 2021 unless otherwise indicated; [1] Gross loans includes loans held for investment, before allowance for loan losses; excludes loans held for sale; [2] Core deposits defined as all deposits excluding time deposits of $250,000 or more and brokered deposits; for reconciliation with GAAP metric, see "Non-GAAP reconciliations"; [3] Originated loans represent loans initially originated by the Company and acquired loans that were refinanced using the Company's underwriting criteria; metrics derived from originated loan data are non-GAAP metrics; for a reconciliation with GAAP metrics, see "Non-GAAP reconciliations"; [4] Metric based on adjusted net income, which is a non-GAAP metric; for reconciliation with GAAP metric, see "Non-GAAP reconciliations"; net income presented on C-Corporation equivalent basis for periods prior to 2020; [5] Tax-equivalent basis metric; for reconciliation with GAAP metric, see "Non-GAAP reconciliations"

HBT Financial

4

Paycheck Protection Program (PPP) Details PPP loan balances, net of deferred origination fees, totaled $126 million (6% of total loans) as of June 30, 2021 ➢ Deferred origination fees on PPP loans totaled $6.1 million as of June 30, 2021, with $0.5 million related to round 1 PPP loans and $5.6 million related to round 2 PPP loans In round 2 of the PPP, we funded $104.7 million of loans during the six months ended June 30, 2021, including $12.4 million during the three months ended June 30, 2021 ➢ Deferred origination costs on round 2 PPP loans totaled $0.5 million (primarily in salaries and benefits costs) during the six months ended June 30, 2021, including $0.1 million during the three months ended June 30, 2021 Out of our total PPP loans originated in round 1, we have received full or partial forgiveness on loans totaling $152.9 million (82% of the balances) as of June 30, 2021, including $72.9 million in Q2 2021 Out of our total PPP loans originated in round 2, we have received full or partial forgiveness on loans totaling $5.6 million (5% of the balances) as of June 30, 2021 Deferred origination fees amortized over life of loan; accelerated upon forgiveness or repayment ➢ Deferred origination fees on PPP loans of $2.4 million were recognized as loan interest income during the three months ended June 30, 2021, which included $1.7 million due to loan forgiveness and payoffs, compared to $2.2 million during the three months ended March 31, 2021, which included $1.6 million due to loan forgiveness and payoffs ◼ ◼ ◼ ◼ ◼ PPP Loans by Portfolio as of March 31, 2021 PPP Loans by Portfolio as of June 30, 2021 Commercial and industrial $175,389 Commercial and industrial $115,538 Municipal, consumer, and other Total PPP Loans $6,249 Municipal, consumer, and other Total PPP Loans $1,273 $190,559 $125,522 5 Agricultural and farmland$8,921 Agricultural and farmland$8,711 Balance Portfolio($000) Balance Portfolio($000)

Loan Portfolio Overview: Commercial Real Estate Commercial Real Estate Loan Mix $949 million portfolio as of June 30, 2021 ➢ $532 million in non-owner occupied CRE primarily supported by rental cash flow of the underlying properties ➢ $212 million in multi-family loans secured by 5+ unit apartment buildings ➢ $205 million in construction and land development loans primarily to developers to sell upon completion or for long-term investment Vast majority of loans originated to experienced real estate developers within our markets Guarantees required on majority of originated loans ◼ Auto Repair & Dealers 3% Medical Other* 3% Hotels 3% Multi-Family 31% 3% 1-4 Family Construction 4% Land and Lots 5% Senior Living Facilities 8% ◼ ◼ Details on Select CRE Portfolios Office 13% Retail 14% Warehouse/ Manufacturing 13% 1 Excludes Construction Loans * Includes restaurant/bar exposure of $6.0 million or 0.6% of CRE loans 6 Portfolio1 Balance ($mm) Average Loan Size ($mm) Weighted Average LTV % Rated Substandard Multi-family $212.1 $1.1 63.3% 0.4% Retail $124.2 $1.0 56.6% 0.5% Office $110.3 $0.9 58.2% 0.2% Warehouse/ Manufacturing $116.9 $1.2 55.9% 0.0% Senior Living $73.9 $4.6 57.0% 20.8% Hotels $18.4 $1.5 69.2% 35.7% Restaurants $6.0 $0.6 62.8% 7.5%

Loan Portfolio Overview: Commercial Commercial Loan Mix1 $321 million C&I loans outstanding as of June 30, 2021 ➢ For working capital, asset acquisition, and other business purposes ➢ Underwritten primarily based on borrower’s cash flow and majority further supported by collateral and personal guarantees; loans based primarily in-market $213 million owner-occupied CRE outstanding as of June 30, 2021 ➢ Primarily underwritten based on cash flow of business occupying properties and supported by personal guarantees; loans based primarily in-market ◼ Other 14% Wholesale Trade 14% Finance and Insurance 2% Restaurants and Bars 4% Professional, Scientific, and Technical Services 5% Retail Trade-Other 5% Manufacturing 6% Auto Repair & Dealers 14% ◼ Health Care and Social Assistance 14% Details on Select Commercial Portfolios Real Estate and Rental andArts, Entertainment, Construction 8% Leasing 7% and Recreation 7% 1 Commercial loan mix excludes $116 million in PPP loans 7 Portfolio1 Balance ($mm) Average Loan Size ($mm) % Rated Substandard Wholesale Trade $59.2 $0.7 11.6% Auto Repair & Dealers $57.6 $0.7 0.3% Health Care & Social Assistance $56.9 $0.4 4.1% Retail Trade $22.7 $0.2 14.5% Arts, Entertainment & Recreation $29.4 $0.8 1.9% Restaurants $17.3 $0.2 12.4%

Loan Portfolio Overview: Agriculture and Farmland Agriculture and Farmland Loan Mix1 $232 million portfolio as of June 30, 2021 Significant increase in corn and soybean prices compared to 2020 will improve borrower profitability and should reduce portfolio credit risk Federal crop insurance programs mitigate production risks No customer accounts for more than 4% of the agriculture portfolio Weighted average LTV on Farmland Loans is 56.2% 0.5% is rated substandard as of June 30, 2021 Over 70% of agricultural borrowers have been with the Company for at least 10 years, and nearly half for more than 20 years ◼ ◼ Equipment finance 5% Livestock 2% ◼ ◼ Crops 31% Farmland 62% ◼ ◼ ◼ 1 Agriculture and Farmland loan mix excludes $9 million in PPP loans 8

Loan Portfolio Overview: 1-4 Family Residential Mortgage Secondary Market 1-4 Family Residential Mortgage Portfolio ◼ $1.06 billion sold to the secondary market with servicing retained as of June 30, 2021 ◼ Q3 2021 residential mortgage origination volume is expected to decline from Q2 2021’s level due to less refinance activity In-house 1-4 Family Residential Mortgage Portfolio $303 million in-house portfolio as of June 30, 2021 3.2% is rated substandard ◼ ◼ 1-4 Family Residential Loan Mix Residential Mortgage Loan Origination Volume ($mm) $140 HELOCs and 2nd Mortgages 22% $120 1st Mortgages Non-owner Occupied 50% $100 $80 $60 $40 1st Mortgages Owner Occupied 28% $20 $0 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 9

Loan Portfolio Overview: Municipal, Consumer and Other Municipal, Consumer and Other Loan Mix1 $135 million portfolio as of June 30, 2021 ➢ Loans to municipalities are primarily federally tax-exempt ➢ Consumer loans include loans to individuals for consumer purposes and typically consist of small balance loans Commercial Tax-Exempt - Senior Living ➢ $32.9 million portfolio with $8.2 million average loan size ➢ Weighted average LTV of 91.3% ➢ 39.1% is rated substandard Commercial Tax-Exempt – Medical ◼ Other 21% Municipalities 30% ◼ ◼ Consumer 9% $19.4 million portfolio with $1.9 million average loan size Weighted average LTV of 38.2% No loans are rated substandard ➢ ➢ ➢ Commercial Tax-Exempt (Medical) 15% Commercial Tax-Exempt (Senior Living) 25% 1 Municipal, Consumer and Other loan mix excludes $1 million in PPP loans 10

Loan Portfolio Overview: Asset Quality and Reserves Allowing for the release of the allowance for loan losses Asset quality impact from COVID-19 is modest so far ◼ At June 30, 2021, non-performing assets were $15.2 million, or 0.38% of total assets compared to $13.9 million, or 0.36% of total assets at March 31, 2021 ◼ Net charge-offs were $90 thousand, or 0.02%, for the quarter ended June 30, 2021 ◼ Substandard loans decreased $7.0 million to $69.2 million and Pass-Watch loans decreased $23.6 million to $181.5 million as of June 30, 2021 when compared to March 31, 2021 Allowance for loan losses totaled $26.5 million, or 1.23% of loans before allowance, at June 30, 2021 compared to $28.8 million, or 1.27%, at March 31, 2021 ➢ Excluding $125.5 million of PPP loans, the ALLL ratio was 1.31% at June 30, 2021 In addition to our allowance for loan losses, we had $1.8 million in credit-related discounts on acquired loans at June 30, 2021 compared to $2.0 million at March 31, 2021 ◼ ◼ Non-performing assets/ Total assets % and Net charge-off % Allowance for loan losses to total loans (%) NPAs/ Total Assets % NCO % 1.42 1.17 0.96 0.93 (0.02) 2017 2018 2019 2020 1H21 2017 2018 2019 2020 1H21 11 0.780.74 0.390.38 0.15 0.23 0.07 0.04 1.23 1.03

Securities Portfolio Overview

Overview

- Company's debt securities consist primarily of the following types of fixed income instruments:
  - Agency MBS: MBS pass-throughs, CMOs, and Agency CMBS
  - Municipal Bonds: weighted average NRSRO credit rating of AA/Aa2
  - Corporate Bonds: AAA covered bonds, Supra Sovereign Debt, and Investment Grade Corporate and Bank Subordinated Debt
  - Government Agency Debentures and SBA-backed Full Faith and Credit Debt
- Investment strategy focused on maximizing returns and reducing the Company's asset sensitivity with high credit quality intermediate duration investments
- Company emphasizes predictable cash flows that limit faster prepayments when rates decline or extended durations when rates rise
- On June 30, 2021, the Company transferred certain debt securities from AFS to HTM to better reflect revised intentions due to possible market value volatility, resulting from a potential rise in interest rates

Key investment portfolio metrics

($000)	AFS	HTM	Total
Amortized Cost	$821,935	$309,132	$1,131,067
Fair Value	836,267	314,924	1,151,191
Unrealized Gain/(Loss)	14,332	5,792	20,124
Book Yield	1.99%	1.95%	1.98%
Effective Duration	4.25	6.36	4.83

Portfolio Composition


Corporate 6% Yield: 3.45%
U.S. Treasury 5% Yield:1.33%
U.S. Gov't Agency 12% Yield: 1.69%
Municipal 27% Yield: 2.06%
Agency RMBS 15% Yield: 1.83%
Agency CMBS 35% Yield: 1.90%

Amortized Cost: $1,131mm
Yield: 1.98%

Financial data as of June 30, 2021

HBT Financial

12

Wealth Management Overview Agricultural Services ◼ Farm management services: Over 80,000 acres ◼ Real estate brokerage including auction services ◼ Farmland appraisals Comprehensive Wealth Management Services ◼ Proprietary investment management solutions ◼ Financial planning ◼ Trust and estate administration Wealth Management Revenue Trends ($mm) Over $1.8 billion of assets under management or administration as of June 30, 2021 $8 $7.4 $7.2 $6.8 $0.3 $7 $6 $5 $4 $3 $2 $1 $0 2018 2019 2020 1H21 Asset Management and Trust Services Agricultural Services - Real Estate Brokerage Insurance Brokerage1 Agricultural Services - Farm Management Investment Brokerage Total 1 Operations of insurance brokerage division were sold during first quarter of 2019 13 $0.6 $0.4 $0.4 $0.3 $1.7 $0.4 $0.4 $1.6 $1.6 $4.0 $0.2 $4.8 $4.5 $4.4 $0.2 $0.8 $2.8

NXT Bancorporation Acquisition Overview Key Highlights and Strategic Rationale Expected Financial Impact 1 ◼ Adds approximately $238 million in assets, $199 million in loans, and $184 million in deposits ◼ Expands HBT footprint into higher growth Eastern Iowa markets with similar demographics to communities where HBT has had its greatest success ◼ Provides opportunity to utilize existing HBT excess liquidity to replace higher cost acquired deposits ◼ Adds talented team of community bankers with relationship-based approach and strong credit culture ◼ Increases loan-to-deposit ratio ◼ Provides opportunities to expand customer relationships with broader range of products and services and greater ability to meet larger borrowing needs ◼ Effectively leverages capital in an accretive transaction for shareholders ◼ Expected to close in Q4 2021 ◼ NXT President and CEO to remain with Heartland Bank as Iowa 1 Financial data as of June 30, 2021 based on unaudited call report data Market President NXT Bank Footprint 14

Capital and Liquidity Overview CET 1 Risk-based Capital Ratio (%) Leverage Ratio (%) 10.80 14.25 10.38 9.94 13.06 9.67 12.71 12.15 2017 2018 2019 2020 Q2 2021 2017 2018 2019 2020 Q2 2021 Tangible Common Equity to Tangible Assets (%)1 Liquidity Sources ($000) 9.67 9.49 9.27 8.84 2017 2018 2019 2020 Q2 2021 1 For reconciliation with GAAP metric, see “Non-GAAP reconciliations” 15 8.94 Liquidity Source As of 6/30/21 Balance of Cash and Cash Equivalents $545,603 Market Value of Unpledged Securities 794,512 Available FHLB Advance Capacity 314,524 Available Fed Fund Lines of Credit 80,000 Total Estimated Liquidity $1,734,639 9.94 12.09

Near-Term Outlook Loan balances (excluding the impact of PPP loans) expected to grow in the low single-digits on an annualized basis as demand improves along with a more sustained economic recovery during the second half of 2021 ◼ Focused on supporting net interest income ➢ NIM pressure (excluding the impact of PPP loans) expected to continue to moderate in 2H 2021 provided deposit growth slows ◼ Card income expected to remain strong but growth rate expect to slow in second half of 2021 ◼ ◼ Service charges on deposit accounts expected to remain flat in the second half of 2021 Wealth management fees expected to grow moderately ◼ ◼ Mortgage banking profits expected to decline in Q3 2021 relative to Q2 2021 due to less refinancing activity Branch rationalization ➢ Plan to close or consolidate five branches during Q3 2021 with one branch consolidated during Q2 2021 ➢ Expected to result in approximately $0.8 million of total pre-tax nonrecurring costs, with annual cost savings, net of associated revenue impacts, of approximately $1.1 million. ◼ Continued strong credit metrics and improving economic conditions expected to allow for very modest provision level ◼ ◼ Balanced approach to capital deployment with flexibility to support faster organic growth, current cash dividend and share repurchases Well-positioned to capitalize on accretive acquisition opportunities ◼ 16

Our history 1920 M.B. Drake starts bank in Central IL 1982 HBT Financial, Inc. incorporated as a multi-bank holding company owning three banks 1992 Fred Drake named President and CEO of Heartland Bank and Trust Company and led its entry into Bloomington-Normal 1999 - 2008 Entry into several new markets in Central IL through de novo branches and acquisitions 2010-2015 Wave of FDIC-assisted and strategic acquisitions, including expansion into the Chicago MSA 2019 Completed IPO in October 1964 - 1982 George Drake purchases El Paso National Bank and assembles group of banks in rural communities in Central IL 1997 All five banks owned by HBT Financial, Inc. were merged into Heartland Bank and Trust Company 2007 Company crosses $1bn in assets 20181 Acquisition of Lincoln S.B. Corp (State Bank of Lincoln) 2020 Merged State Bank of Lincoln into Heartland Bank and Trust Company 1 Although the Lincoln Acquisition is identified as an acquisition above, the transaction was accounted for as a change of reporting entity due to its common control with the Company 17

Our markets Branch locations Exposure to mid-sized and metropolitan markets Deposits Lake Chicago MSA 35% Mid-sized markets 65% DeKalb $3.4bn Kane Kendall Cook Bureau Loans LaSalle Will Mid-sized markets 47% Marshall Grundy Chicago MSA 53% $2.2bn Peoria Woodford Ford Branches Tazewell McLean De Witt Champaign Chicago MSA 34% Logan 62 branches Mid-sized markets 66% Company branches outside of Chicago MSA Company branches in Chicago MSA Note: Financial data as of June 30, 2021 18

Business strategy

Small enough to know you, big enough to serve you

Preserve strong ties to our communities

- Drake family involved in Central IL banking since 1920
- Management lives and works in our communities
- Community banking and relationship-based approach stems from adherence to our Midwestern values
- Committed to providing products and services to support the unique needs of our customer base
- Nearly all loans originated to borrowers domiciled within 60 miles of a branch

Deploy excess deposit funding into loan growth opportunities

- Highly defensible market position (Top 3 deposit market share rank in 6 of 7 largest core mid-sized markets in Central Illinois) that contributes to our strong core deposit base and funding advantage
- Continue to deploy our excess deposit funding (63% loan-to-deposit ratio) into attractive loan opportunities in larger, more diversified markets
- Efficient decision-making process provides a competitive advantage over the larger and more bureaucratic money center and super regional financial institutions that compete in our markets

Maintain a prudent approach to credit underwriting

- Robust underwriting standards will continue to be a hallmark of the Company
- Maintained sound credit quality and minimal originated problem asset levels during the Great Recession
- Diversified loan portfolio primarily within footprint
- Underwriting continues to be a strength as evidenced by only 4bps NCOs / loans in 2020 and (2)bps NCOs / loans in 1H21

Pursue strategic acquisitions and sustain strong profitability

- Positioned to be the acquirer of choice for many potential partners in and adjacent to our existing markets
- Successful integration of 8 community bank acquisitions in the last 13 years
- Chicago MSA, in particular, has ~100 banking institutions with less than $1bn in assets
- 1.48% ROAA[1] and 3.25% NIM[2] in 1H 2021
- Highly profitable through the Great Recession

[1] Metrics based on adjusted net income, which is a non-GAAP metric; for reconciliation with GAAP metrics, see "Non-GAAP reconciliations"; [2] Metrics presented on tax equivalent basis; peer metrics shown FTE where available; for reconciliation with GAAP metric, see "Non-GAAP reconciliations"

HBT Financial

19

Our core operating principles ◼ Preserve asset quality through prudent underwriting standards Prioritize safety and soundness ◼ Robust compliance management framework emphasizing sound governance practices ◼ Protect stable core deposit base through excellent customer service ◼ Consistently generate strong earnings throughout various economic cycles, supported by: ◼ Leading deposit share in our core markets ◼ Underwriting attractively priced loans ◼ Robust credit risk management framework ◼ Diversified sources of fee income Maintain strong profitability ◼ Grow conservatively in our core mid-sized markets and in the Chicago MSA via organic channels and through M&A Continue disciplined growth ◼ Pursue strategically compelling and financially attractive growth opportunities that are consistent with our culture ◼ Long-time family-owned bank that demonstrates our values through hard work, perseverance, and doing the right thing Uphold our Midwestern values ◼ Committed to all stakeholders, including our customers, employees, communities, and shareholders 20

Experienced executive management team with deep community ties Fred L. Drake Chairman and CEO 38 years with Company 41 years in industry J. Lance Carter President and Chief Operating Officer 19 years with Company 27 years in industry Matthew J. Doherty Chief Financial Officer 11 years with Company 29 years in industry Patrick F. Busch Chief Lending Officer, President of Heartland Bank 26 years with Company 43 years in industry Lawrence J. Horvath Senior Regional Lender, Heartland Bank 11 years with Company 35 years in industry Mark W. Scheirer Chief Credit Officer 10 years with Company 29 years in industry Andrea E. Zurkamer Chief Risk Officer 8 years with Company 21 years in industry Diane H. Lanier Chief Retail Officer 24 years with Company 36 years in industry 21

Talented Board of Directors with deep financial services industry experience Fred L. Drake Chairman CEO of HBT Financial 38 years with Company 41 years in industry J. Lance Carter Director President and COO of HBT Financial 19 years with Company 27 years in industry Patrick F. Busch Director Chief Lending Officer of HBT Financial 26 years with Company 43 years in industry Dr. C. Alvin Bowman Director Director since June 2019 Former president of Illinois State University 36 years in higher education • • • • • • • • • • • • Gerald E. Pfeiffer Director Director since June 2019 Former Partner at CliftonLarsonAllen LLP with 46 years of industry experience Former CFO of Bridgeview Bancorp Dale S. Strassheim Director Director since 1993 Former President and CEO of BroMenn Healthcare Former President and CEO of The Baby Fold, a child welfare non-profit organization Eric E. Burwell Director Director since June 2005 Owner, Burwell Management Company Invests in a variety of real estate, private equity, venture capital and liquid investments Allen C. Drake Director Director since 1981 Retired EVP with 27 years of experience at Company Formerly responsible for Company’s lending, administration, technology, personnel, accounting, trust and strategic planning Linda J. Koch Director Director since June 2020 Former President and CEO of the Illinois Bankers Association • • • • • • • • • • • • • • 21

Investment highlights 1 2 3 4 5 23 Prudent risk management Track record of successfully integrating acquisitions Stable, low-cost deposit base Leading market position in core mid-sized markets, with growth opportunity in the Chicago MSA Consistent performance through cycles

(1) Consistent performance through cycles…

Drivers of profitability

1. **Strong, low-cost deposits supported by our leading market share in core mid-sized markets**
2. **Relationship-based business model that has allowed us to cultivate and underwrite attractively priced loans**
3. **A robust credit risk management framework to prudently manage credit quality**
4. **Diversified sources of fee income, including in wealth management**

Pre-tax return on average assets (%)



Company
Company Adjusted[1]
High Performing Peer Median[2]
3.00%
2.75%
2.50%
2.25%
2.00%
1.75%
1.50%
1.25%
1.00%
0.75%
0.50%
0.25%
0.00%
2006 2007 2008 2009 2010 2011[1] 2012[1] 2013[1] 2014 2015 2016 2017 2018 2019 2020

Consistent outperformance, even during periods of broad economic stress

Source: S&P Global Market Intelligence; For 2006 through June 30, 2012, the Company's pre-tax ROAA does not include Lincoln S.B. Corp. and its subsidiaries; [1] HBT pre-tax ROAA adjusted to exclude the following significant non-recurring items in the following years: 2011: $25.4 million bargain purchase gains; 2012: $11.4 million bargain purchase gains, $9.7 million net realized gain on securities, and $6.7 million net positive adjustments on FDIC indemnification asset and true-up liability; 2013: $9.1 million net realized loss on securities and $6.9 million net loss related to the sale of branches; [2] Represents 23 high performing major exchange-traded banks headquartered in the Midwest with $2-10bn in assets and a 2020 core return on average assets above 1.0%

HBT Financial

24

1 . . . drives compelling tangible book value growth

Tangible book value per share over time ($ per share)[1]



TBVPS CAGR[1]: 12.0%
$4.69
$5.38
$6.10
$6.91
$10.15
$12.56
$12.93
$14.72
$15.33
$16.25
$16.23
$17.27
$17.80
$(7.26)
TBVPS CAGR[1]: 11.2%
$10.54
$11.12
$12.29
$12.70
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 3Q19
IPO Diultion[2]
3Q19 IPO Adjusted[2]
2019 2020 2Q21

Cumulative effect of dividends paid ($ per share)[3]



$0.20
$0.40
$0.60
$0.79
$1.53
$1.76
$2.03
$2.37
$3.21
$5.01
$5.88
$7.83
$0.60
$0.90
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 3Q19
3Q19 2019 2020 2Q21

[1] For reconciliation with GAAP metric, see "Non-GAAP reconciliations"; [2] In 2019, HBT Financial issued and sold 9,429,794 shares of common stock at a price of $16 per share. Total proceeds received by the Company, net of offering costs, were $138.5 million and were used to fund a $170 million special dividend to stockholders of record prior to the initial public offering. Amount reflects dilution per share attributable to newly issued shares in initial public offering (IPO) and special dividend payment. For reconciliation with GAAP metric, see "Non-GAAP reconciliations" 3 Excludes dividends paid to S Corp shareholders for estimated tax liability prior to conversion to C Corp status on October 11, 2019. Excludes $170 million special dividend funded primarily from IPO proceeds. For reconciliation with GAAP metric, see "Non-GAAP reconciliations"

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25

② Leading market position in core mid-sized markets . . .

Top 3 deposit share rank in 6 of 7 largest core mid-sized markets in Central Illinois

Company market share by county

Shaded counties denote Company's top mid-sized markets by deposit share

	Company					Market	
County	% of Company deposits	Deposits ($mm)	Branches	Market share	Rank	Population (000)	Money Center share[1]
McLean	19%	$570	9	16.3%	2	171	10.5%
DeKalb	12%	353	7	13.5%	4	105	–
Tazewell	8%	239	7	7.8%	2	131	–
Woodford	8%	226	6	28.1%	2	38	–
Cook	7%	221	2	0.1%	57	5,121	38.4%
Bureau	7%	216	4	20.1%	1	32	–
Logan	7%	199	4	34.0%	1	28	–
De Witt	6%	170	3	39.0%	1	15	–
Other Counties	26%	821	21				

Note: Data as of June 30, 2020

Source: S&P Global Market Intelligence; Note: Analysis excludes deposits from non-retail branches; McLean County excludes State Farm Bank given its lack of retail banking locations

[1] Money Center banks include Chase, Bank of America, Wells Fargo, and Citibank

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26

2 . . . with growth opportunity in the Chicago MSA

Overview

- Entered market in 2011 with acquisition of Western Springs National Bank
- Chicago MSA is home to >9.5mm residents, with an annual GDP >$675bn
- Second largest MSA in the country for middle market businesses[1]
- In-market disruption from recent bank M&A in Chicago MSA has provided attractive source of local talent
- Scale and diversity of Chicago MSA provides continued growth opportunities, both in lending and deposits
- Match-funded loan growth as evidenced by 94% loan-to-deposit ratio within the Chicago MSA
- Loan growth in Chicago MSA spread across a variety of commercial asset classes, including multifamily, mixed use, industrial, retail, and office

Chicago MSA comprises a major component of our business . . .

35% of deposits

53% of loans

34% of branches

. . . and continues to grow

Loans within the Chicago MSA ($mm)



CAGR of 4.2% ex. PPP loans
Non-PPP Chicago MSA
PPP Chicago MSA
897
900
941
1,021
1,068
65
1,080
56
2016
2017
2018
2019
2020
2Q21
CAGR of 5.4%

Note: Financial data as of June 30, 2021 unless otherwise indicated
[1] Middle market firms are defined as businesses with revenues between $10mm and $1bn

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27

Stable, low-cost deposit base . . . 3 Cost of deposits remains considerably below peers High performing peers cost of deposits1 0.70% 0.76%0.85% Company cost of deposits* 0.89% 0.81% 0.70% 0.61% 0.51% 0.48% 0.40% 0.27% 0.28% 0.26% 0.27% 0.26% 0.30% 0.36% 0.36% 0.35% 0.32% 0.24% 0.11% 0.09% 0.08% 0.07% 0.29% 0.30% 0.29% 0.26% 0.24% 0.17% 0.16% 0.16% 0.15% 0.17% 0.17% 0.18% 0.17% 0.17% 0.20% 0.23% 0.24% 0.14% Historical time deposit composition (%) Company High performing peers1 2016 Source: S&P Global Market Intelligence 12QQ2119 2016 11Q2119 Note: Financial data as of and for the three months ended March 31, 2021 unless otherwise indicated; Peer data as of and for the three months ended March 31, 2021 (as available as of July 15, 2021); 1 Represents median of 23 high performing major exchange-traded banks headquartered in the Midwest with $2-10bn in assets and a 2020 core return on average assets above 1.0%; * Annualized measure. 28 9% 13% 18% (9%) (6%) 19%

. . . has supported NIM trends 3 The low interest rate environment has pressured the net interest margin 42% of the loan portfolio matures or reprices within the next 12 months Loan mix is 66% fixed rate and 34% variable rate; 70% of variable rate loans have floors and 86% of those loans have hit their floors ◼ ◼ ◼ High performing peers2 Company FTE NIM1* GAAP NIM* Accretion of acquired loan discounts contribution to Company GAAP NIM 4.38% 4.25% 3.83% 3.82% 3.74% 2017 2018 13bps 2019 7bps 2020 2bps 2017 2018 2019 2020 16bps 3.57% 3.45% 3.62% 3.49% 3.36% 3.30% 3.19% 3.32% 2Q20 1bp 3Q20 2bps 4Q20 2bps 1Q21 1bp 2Q21 2bps 2Q20 3Q20 4Q20 1Q21 2Q21 Source: S&P Global Market Intelligence; Note: Peer group NIMs shown on FTE basis when available; (data for peers as available as of July 15, 2021); 1 Tax-equivalent basis metric; for reconciliation with GAAP metric, see “Non-GAAP reconciliations”; 2 Represents median of 23 high performing major exchange-traded banks headquartered in the Midwest with $2-10bn in assets and a 2020 core return on average assets above 1.0%; * Annualized measure. 29 3.35% N/A 3.51% 3.39% 3.31% 3.25% 3.14% 3.52% 4.31% 3.60% 4.01% 4.16% 3.83% 3.54%

4 Track record of successfully integrating acquisitions

2007
BankPlus
Morton, IL
$231mm deposits

2010
Bank of Illinois
Normal, IL
FDIC-assisted
$176mm deposits

2011
Western Springs National Bank
Western Springs, IL
FDIC-assisted
$184mm deposits

Bank of Shorewood
Shorewood, IL
FDIC-assisted
$105mm deposits

2012
Farmer City State Bank
Farmer City, IL
$70mm deposits

Citizens First National Bank
Princeton, IL
FDIC-assisted
$808mm deposits

2015
National Bancorp, Inc. (American Midwest Bank)
Schaumburg, IL
$447mm deposits

2018
Lincoln S.B. Corp (State Bank of Lincoln)[1]
Lincoln, IL
$357mm deposits

[1] Although the Lincoln Acquisition is identified as an acquisition in the above table, the transaction was accounted for as a change of reporting entity due to its common control with Company

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30

5 Prudent risk management

Framework and key policies

- Risk management culture instilled by management
- Well-diversified loan portfolio across commercial, regulatory CRE, and residential
- Primarily originated across in-footprint borrowers with 96% of portfolio originated by HBT team (vs. acquired)
- Centralized credit underwriting group that evaluates all exposures over $500,000 to ensure uniform application of policies and procedures
- Conservative credit culture, strong underwriting criteria, and regular loan portfolio monitoring

Historical net charge-offs (%)



NCOs / Loans %
Originated NCOs / Originated Loans %[1]
0.15
0.14
0.23
0.17
0.07
0.04
0.04
0.02
(0.02)
(0.05)
2017
2018
2019
2020
1H21

Balance sheet composition as of June 30, 2021



Loans
Cash & securities
Other assets
Other liabilities
Noninterest-bearing deposits
Interest-bearing deposits
Borrowings
Equity
63% L/D ratio

Originated and acquired loans[1] ($mm)



Originated
Originated - PPP
Acquired
291
1,825
220
1,924
165
1,998
121
163
1,963
98
126
1,929
2017
2018
2019
2020
Q2 2021
1.6% Originated Loan CAGR

[1] Originated loans represent loans initially originated by the Company and acquired loans that were refinanced using the Company's underwriting criteria; Acquired loans represent loans originated under the underwriting criteria used by a bank that was acquired by the Company; originated loan CAGR excludes PPP loans

HBT Financial

31

Appendix 32

Non-GAAP reconciliations

Adjusted net income and adjusted ROAA

($000)	2018	2019	2020	2Q21	1H21
Net income	$63,799	$66,865	$36,845	$13,717	$28,962
C-Corp equivalent adjustment [2]	(15,502)	(13,493)	--	--	--
C-Corp equivalent net income [2]	$48,297	$53,372	$36,845	$13,717	$28,962
Adjustments:					
Acquisition expenses	--	--	--	(157)	(157)
Branch closure expenses	--	--	--	(104)	(104)
Net earnings (losses) from closed or sold operations, including gains on sale [1]	(822)	524	--	--	--
Charges related to termination of certain employee benefit plans	--	(3,796)	(1,457)	--	--
Realized gain (loss) on sales of securities	(2,541)	--	--	--	--
Mortgage servicing rights fair value adjustment	629	(2,400)	(2,584)	(310)	1,385
Total adjustments	(2,734)	(5,672)	(4,041)	(571)	1,124
Tax effect of adjustments	779	1,617	1,152	120	(363)
Less adjustments after tax effect	(1,955)	(4,055)	(2,889)	(451)	761
Adjusted net income	**$50,252**	**$57,427**	**$39,734**	**$14,168**	**$28,201**
Average assets	$3,247,598	$3,233,386	$3,447,500	$3,923,839	$3,842,967
Return on average assets	1.96%	2.07%	1.07%	1.40%*	1.52%*
C Corp equivalent return on average assets	1.49%	1.65%	N/A	N/A	N/A
Adjusted return on average assets	**1.55%**	**1.78%**	**1.15%**	**1.45%***	**1.48%***

* Annualized measure; [1] Closed or sold operations include HB Credit Company, HBT Insurance, and First Community Title Services, Inc.; [2] Reflects adjustment to our historical net income for each period to give effect to the C Corp equivalent provision for income tax for such year. No such adjustment is necessary for periods subsequent to 2019.

HBT Financial

33

Non-GAAP reconciliations (cont’d) Average tangible common equity and adjusted ROATCE ($000) 2018 2019 2020 2Q21 1H21 $330,214 (23,620) (6,256) $341,544 (23,620) (4,748) $350,703 (23,620) (3,436) $365,190 (23,620) (2,410) $364,378 (23,620) (2,547) Total stockholders’ equity Less: goodwill Less: core deposit intangible assets Average tangible common equity $300,338 $313,176 $323,647 $339,160 $338,211 $63,799 48,297 50,252 $66,865 53,372 57,427 $36,845 N/A 39,734 $13,717 N/A 14,168 $28,962 N/A 28,201 Net income C Corp equivalent net income 1 Adjusted net income 19.32% 21.24% 19.58% 21.35% 10.51% 11.38% 15.07%* 16.22%* 16.03%* 17.27%* Return on average stockholders’ equity Return on average tangible common equity 14.63% 16.08% 15.63% 17.04% N/A N/A N/A N/A N/A N/A C Corp equivalent return on average stockholders’ equity 1 C Corp equivalent return on average tangible common equity 1 15.22% 16.73% 16.81% 18.34% 11.33% 12.28% 15.56%* 16.76%* 15.61%* 16.81%* Adjusted return on average stockholders’ equity Adjusted return on average tangible common equity * Annualized measure; 1 Reflects adjustment to our historical net income for each period to give effect to the C Corp equivalent provision for income tax for such year. No such adjustment is necessary for periods subsequent to 2019. 34

Non-GAAP reconciliations (cont’d) Net interest income (tax-equivalent basis) ($000) 2017 2018 2019 2020 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 1H21 Net interest income Tax equivalent adjustment Net interest income (tax-equivalent basis) $120,998 5,527 $129,442 2,661 $133,800 2,309 $117,605 1,943 $30,662 463 $28,908 483 $28,871 495 $29,164 502 $29,129 503 $29,700 503 $58,829 1,006 $126,525 $132,103 $136,109 $119,548 $31,125 $29,391 $29,366 $29,666 $29,632 $30,203 $59,835 Average interest-earnings assets $3,157,195 $3,109,289 $3,105,863 $3,318,764 $3,063,086 $3,315,561 $3,385,466 $3,508,128 $3,637,449 $3,796,219 $3,717,273 Net interest margin (tax-equivalent basis) (%) 2017 2018 2019 2020 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 1H21 Net interest margin Tax equivalent adjustment 3.83% 0.18% 4.16% 0.09% 4.31% 0.07% 3.54% 0.06% 4.03%* 0.06%* 3.51%* 0.06%* 3.39%* 0.06%* 3.31%* 0.05%* 3.25%* 0.05%* 3.14%* 0.05%* 3.19%* 0.06%* Net interest margin (tax-equivalent basis) 4.01% 4.25% 4.38% 3.60% 4.09%* 3.57%* 3.45%* 3.36%* 3.30%* 3.19%* 3.25%* * Annualized measure. 35

Non-GAAP reconciliations (cont’d) Efficiency ratio (tax-equivalent basis) ($000) 2018 2019 2020 2Q21 1H21 Total noninterest expense Less: amortization of intangible assets Adjusted noninterest expense Net interest income Total noninterest income Operating revenue Tax-equivalent adjustment Operating revenue (tax-equivalent basis) $90,317 (1,559) $91,026 (1,423) $91,956 (1,232) $22,154 (258) $44,698 (547) $88,758 $129,442 31,240 $89,603 $133,800 32,751 $90,724 $117,605 34,456 $21,896 $29,700 8,774 $44,151 $58,829 19,582 160,862 2,661 166,551 2,309 152,061 1,943 38,474 503 78,411 1,006 $163,343 $168,860 $154,004 $38,977 $79,417 Efficiency ratio Efficiency ratio (tax-equivalent basis) 55.24% 54.34% 53.80% 53.06% 59.66% 58.91% 56.91% 56.18% 56.31% 55.59%

Non-GAAP reconciliations (cont’d) Originated and acquired NCOs / loans ($000) 2017 2018 2019 2020 2Q21 1H21 Net charge-offs (recoveries) Net charge-offs (recoveries) - (originated) 1 Net charge-offs (recoveries) - (acquired) 1 $3,082 2,500 582 $4,953 3,137 1,816 $1,614 732 882 $993 345 648 $90 (214) 304 $(236) (534) 298 Average loans, before allowance for loan losses Average loans, before allowance for loan losses (originated) 1 Average loans, before allowance for loan losses (acquired) 1 $2,091,863 1,748,418 343,445 $2,131,512 1,873,623 257,889 $2,178,897 1,981,658 197,239 $2,245,093 2,102,904 142,189 $2,234,388 2,127,221 107,167 $2,259,136 2,146,796 112,340 Net charge-offs (recoveries) percentage Net charge-offs (recoveries) percentage (originated) 1 Net charge-offs (recoveries) percentage (acquired) 1 0.15% 0.14% 0.17% 0.23% 0.17% 0.70% 0.07% 0.04% 0.45% 0.04% 0.02% 0.46% 0.02%* (0.04)%* 1.14%* (0.02)%* (0.05)%* 0.53%* * Annualized measure; 1 Originated loans represent loans initially originated by the Company and acquired loans that were refinanced using the Company’s underwriting criteria. Acquired loans represent loans originated under the underwriting criteria used by a bank that was acquired by the Company. 37

Non-GAAP reconciliations (cont'd)

Credit quality ratios

($000)	2017	2018	2019	2020	2Q21
Non-performing loans [2]	$22,102	$15,913	$19,049	$9,960	$7,406
Foreclosed assets	16,545	9,559	5,099	4,168	7,757
Non-performing assets [2]	**$38,647**	**$25,472**	**$24,148**	**$14,128**	**$15,163**
Loans, before allowance for loan losses	$2,115,946	$2,144,257	$2,163,826	$2,247,006	$2,152,119
Nonperforming loans to loans, before allowance for loan losses	1.04%	0.74%	0.88%	0.44%	0.34%
Nonperforming assets to loans, before allowance for loan losses and foreclosed assets	1.81%	1.18%	1.11%	0.63%	0.70%

Credit quality ratios (originated) [1]

($000)	2017	2018	2019	2020	2Q21
Non-performing loans	$15,533	$10,366	$10,841	$2,929	$4,902
Foreclosed assets	5,950	1,395	1,022	674	856
Non-performing assets	**$21,483**	**$11,761**	**$11,863**	**$3,603**	**$5,758**
Loans, before allowance for loan losses	$1,825,129	$1,923,859	$1,998,496	$2,126,323	$2,054,291
Nonperforming loans to loans, before allowance for loan losses	0.85%	0.54%	0.54%	0.14%	0.24%
Nonperforming assets to loans, before allowance for loan losses and foreclosed assets	1.17%	0.61%	0.59%	0.17%	0.28%

Credit quality ratios (acquired) [1]

($000)	2017	2018	2019	2020	2Q21
Non-performing loans [2]	$6,569	$5,547	$8,208	$7,031	$2,504
Foreclosed assets	10,595	8,164	4,077	3,494	6,901
Non-performing assets [2]	**$17,164**	**$13,711**	**$12,285**	**$10,525**	**$9,405**
Loans, before allowance for loan losses	$290,817	$220,398	$165,330	$120,683	$97,828
Nonperforming loans to loans, before allowance for loan losses	2.26%	2.52%	4.96%	5.83%	2.56%
Nonperforming assets to loans, before allowance for loan losses and foreclosed assets	5.69%	6.00%	7.25%	8.48%	8.98%

[1] Originated loans represent loans initially originated by the Company and acquired loans that were refinanced using the Company's underwriting criteria. Acquired loans represent loans originated under the underwriting criteria used by a bank that was acquired by the Company; [2] Excludes loans acquired with deteriorated credit quality that are past due 90 or more days, still accruing totaling $0.3 million as of December 31, 2017, $2.7 million as of December 31, 2018, $0.1 million as of December 31, 2019, $0.6 million as of December 31, 2020, and $27 thousand as of June 30, 2021

HBT Financial

38

Non-GAAP reconciliations (cont'd)

Tangible book value per share and cumulative effect of dividends (2007 to 3Q19)

($mm)	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	3Q19
Tangible book value per share													
Total equity	$109	$120	$130	$143	$197	$262	$257	$287	$311	$326	$324	$340	$349
Less goodwill	(23)	(23)	(23)	(23)	(23)	(23)	(12)	(12)	(24)	(24)	(24)	(24)	(24)
Less core deposit intangible	(9)	(9)	(7)	(7)	(7)	(15)	(11)	(9)	(11)	(9)	(7)	(5)	(4)
Tangible common equity	**$77**	**$88**	**$99**	**$113**	**$167**	**$224**	**$233**	**$265**	**$276**	**$294**	**$293**	**$311**	**$321**
Shares outstanding (mm)	16.47	16.28	16.30	16.33	16.45	17.84	18.03	18.03	18.02	18.07	18.07	18.03	18.03
Book value per share	$6.65	$7.36	$7.95	$8.73	$12.00	$14.68	$14.23	$15.92	$17.26	$18.05	$17.92	$18.88	$19.36
Tangible book value per share	**$4.69**	**$5.38**	**$6.10**	**$6.91**	**$10.15**	**$12.56**	**$12.93**	**$14.72**	**$15.33**	**$16.25**	**$16.23**	**$17.27**	**$17.80**
TBVPS CAGR (%)													***12.0%***
Cumulative effect of dividends per share													
Cumulative regular dividends	$--	$3	$7	$10	$13	$17	$22	$26	$33	$38	$46	$54	$62
Cumulative special dividends	--	--	--	--	--	10	10	10	10	20	45	52	79
Cumulative effect of dividends	**$--**	**$3**	**$7**	**$10**	**$13**	**$27**	**$32**	**$36**	**$43**	**$58**	**$91**	**$106**	**$141**
Shares outstanding (mm)	16.47	16.28	16.30	16.33	16.45	17.84	18.03	18.03	18.02	18.07	18.07	18.03	18.03
Cumulative effect of dividends per share	**$--**	**$0.20**	**$0.40**	**$0.60**	**$0.79**	**$1.53**	**$1.77**	**$2.02**	**$2.36**	**$3.21**	**$5.01**	**$5.88**	**$7.83**

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HBT Financial

Non-GAAP reconciliations (cont’d) IPO adjusted tangible book value per share ($000) 3Q19 Tangible common equity Total equity Less goodwill Less core deposit intangible Tangible common equity Net proceeds from initial public offering Use of proceeds from initial public offering (special dividend) IPO adjusted tangible common equity Shares outstanding New shares issued during initial public offering Shares outstanding, following the initial public offering $348,936 (23,620) (4,366) 320,950 138,493 (169,999) $289,444 18,027,512 9,429,794 27,457,306 Tangible book value per share Dilution per share attributable to new investors and special dividend payment IPO adjusted tangible book value per share $17.80 (7.26) $10.54 Tangible book value per share (IPO adjusted 3Q19 to 1Q21) ($mm) IPO Adjusted 3Q19 2019 2020 2Q21 Tangible book value per share Total equity Less goodwill Less core deposit intangible Tangible common equity Shares outstanding (mm) $333 (24) (4) $364 (24) (3) $373 (24) (2) $305 $338 $347 27.46 27.46 27.36 Book value per share $12.12 $13.25 $13.64 TBVPS CAGR (%) 11.2% 40 Tangible book value per share$10.54$11.12$12.29$12.70

Non-GAAP reconciliations (cont’d) Tangible common equity to tangible assets ($000) 2017 2018 2019 2020 2Q21 Tangible common equity Total equity Less goodwill Less core deposit intangible Tangible common equity $323,916 (23,620) (7,012) $340,396 (23,620) (5,453) $332,918 (23,620) (4,030) $363,917 (23,620) (2,798) $373,194 (23,620) (2,251) $293,284 $311,323 $305,268 $337,499 $347,323 Tangible assets Total assets Less goodwill Less core deposit intangible Tangible assets $3,312,875 (23,620) (7,012) $3,249,569 (23,620) (5,453) $3,245,103 (23,620) (4,030) $3,666,567 (23,620) (2,798) $3,953,677 (23,620) (2,251) $3,282,243 $3,220,496 $3,217,453 $3,640,149 $3,927,806 Total stockholders’ equity to total assets Tangible common equity to tangible assets 9.78% 8.94% 10.48% 9.67% 10.26% 9.49% 9.93% 9.27% 9.44% 8.84% 41

Non-GAAP reconciliations (cont’d) Core deposits ($000) 2018 2019 2020 2Q21 Total deposits Less time deposits of $250,000 or more Less brokered deposits Core deposits $2,795,970 (36,875) --$2,776,855 (44,754) --$3,130,534 (26,687) --$3,424,634 (22,821) --$2,759,095 $2,732,101 $3,103,847 $3,401,813 Core deposits to total deposits 98.68% 98.39% 99.15% 99.33% 42

HBTFinancial,Inc.